SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Amendment No. 10

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TAL Education Group

(Name of Issuer)

Class A Common Shares, $0.001 par value per share

(Title of Class of Securities)

874080104

(CUSIP Number)

Charles P. Coleman III
c/o Tiger Global Management, LLC
101 Park Avenue, 48th Floor
New York, New York 10178
(212) 984-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2013

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	874080104

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Five China Holdings ("China Holdings")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,526,734 shares (represented by 5,263,367 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,526,734 shares (represented by 5,263,367 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,526,7341

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.4%2

14.	TYPE OF REPORTING PERSON

OO

1 Consists of 5,263,367 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio.

2 Based on a total of 68,314,150 Class A Common Shares outstanding as of February 28, 2013, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on July 26, 2013, and assumes the exchange of the Reporting Person's American Depository Shares for Class A Common Shares at a 1:2 ratio.

CUSIP No.	874080104

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Five Parent Holdings ("Parent Holdings")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,526,734 shares (represented by 5,263,367 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,526,734 shares (represented by 5,263,367 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,526,7343

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.4%4

14.	TYPE OF REPORTING PERSON

OO

3 Consists of 5,263,367 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio.

4 Based on a total of 68,314,150 Class A Common Shares outstanding as of February 28, 2013, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on July 26, 2013, and assumes the exchange of the Reporting Person's American Depository Shares for Class A Common Shares at a 1:2 ratio.

CUSIP No.	874080104

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles P. Coleman III ("Coleman")

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,300,000 shares (represented by 5,650,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,300,000 shares (represented by 5,650,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,300,00013

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%14

14.	TYPE OF REPORTING PERSON

IN

13 Consists of 5,650,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio.

14 Based on a total of 68,314,150 Class A Common Shares outstanding as of February 28, 2013, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on July 26, 2013, and assumes the exchange of the Reporting Person's American Depository Shares for Class A Common Shares at a 1:2 ratio.

CUSIP No. 874080104	13D

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Shares, $0.001 par value per share (the "Class A Common Shares"), of TAL Education Group, a foreign private issuer registered in the Cayman Islands whose registered office is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Issuer") and whose principal executive offices are located at 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People's Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

          (a-c, f) This Schedule 13D is being filed on behalf of: (i) Tiger Global Five China Holdings, a Mauritius private company ("China Holdings"); (ii) Tiger Global Five Parent Holdings, a Mauritius private company ("Parent Holdings"); and (iii) Charles P. Coleman III ("Mr. Coleman" and together with China Holdings and Parent Holdings, the "Reporting Persons"). Mr. Coleman is a citizen of the United States.

          China Holdings is a Mauritius private company. Parent Holdings is the controlling shareholder of China Holdings.  Mr. Coleman is the managing member of affiliates of the Reporting Persons. The principal business office of Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178. The principal office of Parent Holdings and China Holdings is TwentySeven Cybercity, Ebene, Mauritius.

           (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On August 12, 2009, China Holdings entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which China Holdings acquired from certain shareholders 21,875,000 Class B Common Shares for a purchase price of $1.60 per share or $35,000,000 in the aggregate.

          On October 25, 2010, in connection with the Issuer's initial public offering, the affiliates of the Reporting Persons purchased 800,000 American Depository Shares ("ADS"), exchangeable into Class A Common Shares at a 1:2 ratio, for a purchase price of $10.00 per ADS or $8,000,000 in the aggregate.

          The source of the funds for the acquisition of the Class B Common Shares purchased by China Holdings pursuant to the Share Purchase Agreement was from working capital. No part of the purchase price was borrowed by China Holdings for the purpose of acquiring such securities.

          This Item 3 (and the other Items of this statement) does not provide a complete description of the Share Purchase Agreement and each such description is qualified in its entirety by reference to the agreement, which was set forth as Exhibit A to the initial Schedule 13D filed by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

          The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

          The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

          (a,b)          Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

          (c)          This Amendment No. 10 to Schedule 13D is being filed to report the disposition of beneficial ownership of American Depositary Shares by the Reporting Persons and their affiliates.  Details of the sales are included in Exhibit A and Exhibit B, both of which are attached hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Exhibit B	Transactions in the Common Shares by Tiger Global Five China Holdings Transactions in Common Shares by other private funds managed by the Reporting Persons or their affiliates

CUSIP No. 874080104	13D

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2013

Tiger Global Five Parent Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

Tiger Global Five China Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

Exhibit A

Transactions in the Common Shares by Tiger Global Five China Holdings

Date of Transaction 9/9/13 9/10/13 9/10/13 9/16/13 9/17/13 9/18/13 9/19/13	Number of Shares Purchase/(Sold) (46,579) (1,864) (68,005) (93,158) (46,579) (69,868) (139,735)	Price per Share $13.28 $13.25 $13.15 $13.10 $13.00 $13.00 $13.25

Exhibit B

Transactions in Common Shares by other private funds managed by the Reporting Persons or their affiliates

Date of Transaction 9/9/13 9/10/13 9/10/13 9/16/13 9/17/13 9/18/13 9/19/13	Number of Shares Purchase/(Sold) (3,421) (136) (4,995) (6,842) (3,421) (5,132) (10,265)	Price per Share $13.28 $13.25 $13.15 $13.10 $13.00 $13.00 $13.25